Corporate Headquarters: RSP Permian, Inc. 3141 Hood St., Ste. 701 Dallas, Texas 75219-5018 Main: 214-252-2700 Fax: 214-252-2750

JANUARY 2, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             RSP Permian, Inc.

Amendment No. 1 to Registration Statement on Form S-1
Filed December 13, 2013
File No. 333-192268

Ladies and Gentlemen:

Set forth below are the responses of RSP Permian, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 30, 2013, with respect to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-192268, filed with the Commission on December 13, 2013 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) through EDGAR.  For your convenience, we have hand-delivered three copies of this letter as well as three copies of Amendment No. 2 marked to show all revisions made since the submission of Amendment No. 1 to the Registration Statement.

For your convenience, each of our responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified.  Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

Executive Compensation, page 120

1.                                      We note your response to prior comment 4. Please revise your disclosure to provide examples of events that would cause cash distributions that could trigger payout with respect to the incentive units. For example, clarify whether the sale of your common stock by the relevant members of RSP Permian Holdco, L.L.C. could trigger payout.

RESPONSE:  The Registration Statement has been revised as requested to disclose the only events that would cause distributions that could trigger payout with respect to the incentive units.  Please see page 125 of Amendment No. 2.

Principal and Selling Stockholders, page 128

2.                                      For each selling shareholder that is a legal entity, please identify in the registration statement the natural person or persons who exercise sole and/or shared voting or dispositive powers over the securities offered for resale by that shareholder. See Compliance and Disclosure Interpretations: Regulation S-K, Question 140.02 at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

RESPONSE:  The Registration Statement has been revised as requested.  Please see pages 133 and 134 of Amendment No. 2.

Summary Pro Forma Reserve and Operating Data, page 23

3.                                      We note that you have updated certain disclosures such as production and pricing to provide information as of September 30, 2013. Please tell us how you considered providing updated pro forma net proved oil and natural gas reserve information.

RESPONSE:  We disclosed in the Registration Statement our pro forma reserves as of June 30, 2013 based on independent reserve reports prepared by Ryder Scott, our independent reserve engineering firm.  The purpose of these reports was to consolidate all of the reserves that would be owned by us upon a successful initial public offering.  We did not believe that preparing updated reserve reports as of September 30, 2013 would provide investors materially different or more meaningful information than what we had already disclosed and is not otherwise a required disclosure.  However, the production and pricing information we updated directly impacts our reported financial results, and we deemed it important to include this information for prospective investors.

Historical Combined Financial Statements

Combined Statements of Operations, page F-22

4.                                      The gain recognized on the property sale to Resolute in March 2013 appears to have increased from $6.0 million as of June 30, 2013 to $22.7 million as of September 30, 2013. Please tell us about the cause of this change in the gain recognized in connection with this transaction.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page F-33 of Amendment No. 2.

As disclosed in Amendment No. 2, our share of the combined proceeds from the December 2012 and March 2013 disposition transactions was approximately $214 million.  These dispositions contained customary conditions which allowed the acquirer an established timeframe in which indemnification and other representations and warranties could be evaluated and confirmed.  At the time of our initial filing, we had not yet received any portion of the amounts held in escrow related to these indemnification or other representations and warranties and we believed that recognizing the full amount of the amounts held in escrow would be inappropriate due to the remaining uncertainty that existed relative to these proceeds.

During October 2013, we received the first two scheduled payments under the terms of the asset purchase and sale agreement totaling approximately $12 million.  The receipt of these funds substantially resolved any uncertainty associated with our ability to collect our $3.2 million share of the remaining amounts held in escrow, and therefore we recorded the gain associated with all funds received and the remaining escrow amounts that were not yet received because we deemed collectability of such amounts to be probable.

Notes to Combined Financial Statements

Note 9 — Members’ Equity, page F-42

5.                                      We note your response to comment 9 in our letter dated December 4, 2013. The draft disclosure you intend to provide in future amendments to your filing states that non-cash compensation expense may be recorded in future reporting periods. Please tell us how you considered providing disclosure quantifying the amount of potential non-cash compensation future expense associated with incentive units.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages F-42 and F-43 of Amendment No. 2.

While it is possible that a non-cash compensation expense may be recognized in future periods, we did not deem this to be probable of occurring in any historical period, and because any expense recorded would be non-cash in nature, we concluded that disclosing such amounts would be insignificant to potential shareholders.  However, we have added disclosure on pages F-42 and F-43 of Amendment No. 2, consistent with the requirements of ASC 718, to describe the estimated grant date fair value of all incentive units and the remaining unrecognized compensation cost that could be recognized in future periods as follows:

“At such time that the occurrence of the performance conditions associated with these incentive units are deemed probable, we will record a non-cash compensation expense based upon the grant date fair value of the incentive units that are probable of being earned as a result of reaching established distribution thresholds.  As of September 30, 2013, the unrecognized non-cash compensation expense associated with all tiers of the incentive units is approximately $16.3 million.  We expect that upon successful completion of the initial public offering at the midpoint of the price range set forth on the cover of this prospectus, the performance conditions associated with the Tier I, Tier I A, and Tier II incentive units will be deemed probable of reaching payout, which will result in the recognition of non-cash compensation expense of approximately $11.1 million.  The Tier I A and Tier II incentive units will have a remaining unrecognized non-cash compensation expense of approximately $1.6 million which will be amortized over the remaining service period and result in a $0.7 million non-cash compensation expense in the remainder of 2014 and $0.9 million in 2015.  The remaining unrecognized non-cash compensation expense related to the Tier III and Tier IV incentive units is approximately $3.5 million and will be recognized when it is deemed that the Tier III and Tier IV incentive units are probable of reaching payout as a result of reaching the established distribution thresholds.”

Exhibits

6.                                      We are considering your response to prior comment 13 and may have further comment.

RESPONSE:                            We acknowledge that the Staff is continuing to consider our response to comment 13 in our letter to the Staff dated December 16, 2013 (the “Comment 13 Response”), that the Limited Liability Company Agreement of RSP Permian Holdco, L.L.C. (the “Holdco LLC Agreement”) and the Limited Liability Company Agreement of RSP Permian, L.L.C. (the “RSP LLC Agreement”) are not material contracts pursuant to Item 601(b) and are not required to be filed pursuant to Item 601(b)(10)(iii) of Regulation S-K, and we respectfully maintain our position.

Despite our continued belief as stated in our Comment 13 Response, including that it would be a departure from prior Staff practice to require a registrant to file the organizational document of a significant stockholder pursuant to Item 601(b)(10)(iii), we have filed the Holdco LLC Agreement, which will govern the terms of the incentive units after the Transactions and the offering, as Exhibit 10.7 to Amendment No. 2 in an effort to expedite the Staff’s approval process.  Should the Staff ultimately determine that the Holdco LLC Agreement is not required to be filed, we expect to remove it as an exhibit to any future amendment.

As described in the Comment 13 Response, the RSP LLC Agreement will be amended and restated in connection with the corporate reorganization that will be completed in connection with our initial public offering to become a short-form limited liability company agreement to reflect its status as a single-member limited liability company, with the Company being the sole member.  It will not contain substantive provisions.  Following the Transactions and the offering, the RSP LLC Agreement will not govern or concern the incentive units, and as such, we have not filed the RSP LLC Agreement as an exhibit to Amendment No. 2.

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If you have any questions with respect to the foregoing, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613 or Christopher G. Schmitt of Vinson & Elkins L.L.P. at (214) 220-7712.

Very truly yours,

RSP PERMIAN, INC.

By:	/s/ Scott McNeill
Name:	Scott McNeill
Title:	Chief Financial Officer

Enclosures

cc:                                Douglas E. McWilliams, Vinson & Elkins, L.L.P.

Christopher G. Schmitt, Vinson & Elkins L.L.P.